UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 3, 2025

(Date of Report (Date of earliest event reported))

C3 Bullion, Inc.

Delaware          93-1423077

(State or other jurisdiction of incorporation)   (IRS Employer Identification No.)

875 North Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(Address of principal executive offices) and (ZIP Code)

(920) 207-0100

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7.  Departure of Certain Officers

Death of Chief Financial Officer

On May 31, 2025, the Chief Financial Officer of the Company, James Elgart, passed away unexpectedly.  Christopher Werner, current CEO, will assume the duties of Mr. Elgart until a new CFO can be approved, ratified and appointed.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of  the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C3 BULLION, INC.

By:/s/ Christopher Werner

Christopher Werner

Chief Executive Officer, Interim CFO and Director

This 1-U, Current Report has been signed by the following person in the capacities indicated on June 3, 2025.

By:/s/ Luciano Duque

Luciano Duque

Chief Investment Officer and Director

This 1-U, Current Report has been signed by the following person in the capacities indicated on June 3, 2025.

Date:       June 3, 2025